Filed pursuant to 424(b)(3)
Registration No. 333-174533

MEDICAL HOSPITALITY GROUP, INC.
SUPPLEMENT NO. 3 DATED January 21, 2014
TO THE PROSPECTUS DATED July 11, 2013

This prospectus supplement (this “Supplement No. 3”) is part of the prospectus of Medical Hospitality Group, Inc., dated July 11, 2013, as supplemented by Supplement no. 1 dated September 18, 2013 and Supplement no. 2 dated December 11, 2013 (the “Prospectus”), and should be read in conjunction with the Prospectus. This Supplement No. 3 supplements, modifies or supersedes certain information contained in our Prospectus. This Supplement No. 3 must be read in conjunction with our Prospectus. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the Company initially disclosed such information. This Supplement No. 3 will be delivered with the Prospectus.

Management

The “Management— Our Officers, Directors, Director Nominees and Executive Officers” section beginning on page 33 of the Prospectus and all similar discussions appearing throughout the Prospectus are supplemented with the following information:

On January 16, 2014, Judy Hendrick was elected to our board of directors as an independent director. Below is certain information about Ms. Hendrick’s background.

Judy Hendrick, 60, Director. Ms. Hendrick has served as Executive Vice President and Chief Financial Officer of Aimbridge Hospitality LLC (“Aimbridge”) from April 2008 to present.  Aimbridge is a hotel management and ownership company which currently has approximately 185 hotel properties under management. Ms. Hendrick is responsible for the company's debt and equity capital sourcing and structuring for acquisitions, development and redevelopment of hotels, and management of the accounting, financial, cash management and real estate aspects of all properties and partnerships. Ms. Hendrick plays a key role in guiding Aimbridge's investment and business development strategies. Prior to joining Aimbridge, Ms. Hendrick served in several senior management positions with Wyndham International during her 16-year tenure, including Executive Vice President and Chief Investment Officer and Senior Vice President of Finance and Treasurer. Her 20 years of experience in finance and real estate also include positions with major financial institutions such as Chase Manhattan, Canadian Imperial Bank of Commerce and First Republic Bank. She has provided financial advisory services to select corporate clients, including commercial portfolio management for major public real estate investment trusts. Ms. Hendrick holds a B.S. degree from Kansas State University and an MBA from the University of Texas at Dallas.

Suitability Standards

The following disclosure supersedes and replaces the information applicable to Oklahoma investors in the section captioned “Investor Suitability Standards” on page 1 of the Prospectus:

For residents of Oklahoma, the suitability standards require that a purchaser of shares have, excluding the value of a purchaser’s home, home furnishings and automobiles, either:

•	A net worth of at least $500,000; or

•	Gross annual income of at least $100,000 and a net worth of at least $100,000.

The date of this Supplement is January 21, 2014